UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMPCO TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45255W106

(CUSIP Number)

Marcus J. Williams

Davis Wright Tremaine LLP

1501 Fourth Avenue, Suite 2600

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mariano Costamagna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION ITALY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 3,453,682 8 SHARED VOTING POWER: 0 9 SOLE DISPOSITIVE POWER: 3,453,682 10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,834,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pier Antonio Costamagna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION ITALY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 3,291,923 8 SHARED VOTING POWER: 0 9 SOLE DISPOSITIVE POWER: 3,291,923 10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,816,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruna Giachino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION ITALY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 88,628 8 SHARED VOTING POWER: 0 9 SOLE DISPOSITIVE POWER: 0 10 SHARED DISPOSITIVE POWER: 88,628

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,524,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Carla Borgogno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION ITALY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 88,628 8 SHARED VOTING POWER: 0 9 SOLE DISPOSITIVE POWER: 0 10 SHARED DISPOSITIVE POWER: 88,628

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,380,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock of IMPCO Technologies, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 16804 Gridley Place, Cerritos, California.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Mariano Costamagna, Pier Antonio Costamagna, Bruna Giachino and Carla Borgogno (the “Filing Persons”). Mariano Costamagna and Pier Antonio Costamagna are adult brothers, each of whom own shares individually. Bruna Giachino and Carla Borgogno are the respective spouses of Mariano Costamagna and Pier Antonio Costamagna. In the aggregate, the Filing Persons own 24.2% of the common stock of the Company. Each of the Filing Persons disclaims beneficial ownership of the shares owned by the other Filing Persons.

(b), (c) and (f) – Each of the Filing Persons is an Italian citizen, with a business address of c/o Avv. Marco Di Toro, Corso Stati Uniti 62, 10128, Torino, Italy. Mariano Costamagna is President and Chief Executive Officer of the Company. Pier Antonio Costamagna is a non-executive employee of M.T.M., S.r.l. (“MTM”), which has, since the date of the original filing, become a consolidated subsidiary of the Company.

(d) and (e) – During the last five years, none of these persons has been convicted in a criminal proceeding, and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the United States or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 22, 2004, the Company, B.R.C. Societá Responsabilitá Limitata (“BRC”), Mariano Costamagna and Pier Antonio Costamagna, each of whom then owned 25% of the equity interest of BRC, entered into an Equity Purchase Agreement pursuant to which the Company agreed to purchase the outstanding 50% equity interest in BRC that it did not already hold from the two individuals in exchange for approximately $10 million and 5,098,284 shares of the Company’s common stock. The BRC acquisition was approved by the Company’s shareholders at a special meeting held on March 10, 2005, and the transaction was closed on March 31, 2005.

ITEM 4. PURPOSE OF TRANSACTION

Each of the Filing Persons holds the shares for investment purposes.

In connection with the BRC acquisition, the Company entered into an amended and restated employment agreement with Mariano Costamagna dated December 22, 2004 pursuant to which he became the Company’s Chief Executive Officer as of December 31, 2004, for a term continuing until May 31, 2009.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Pier Antonio Costamagna is the direct beneficial owner of 3,291,923 shares, or approximately 11.5% of the 28,519,621 shares outstanding as of March 31, 2005 (the “Outstanding Shares”). Mariano Costamagna is the direct beneficial owner of 3,453,682 shares, or approximately 12.1% of the Outstanding Shares, which includes 17,500 shares issuable upon exercise of options exercisable within 60 days after March 31, 2005. Bruna Giachino and Carla Borgogno each hold 88,628 shares.

(b) Each of the Filing Persons has the sole power to vote and dispose of the shares held by them individually.

(c) Not applicable.

(d) Each of the Filing Persons has the sole right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the shares held by him or her.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Each of the Filing Persons has entered into the Lock-Up Agreement attached as Exhibit 99.2, which restricts the transfer and sale of the shares owned by the Filing Persons.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1:	Joint Filing Agreement (previously filed)

Exhibit 99.2:	Lock-Up Agreement (previously filed)

Exhibit 99.3:	Equity Interest Purchase Agreement (incorporated by reference to the Company’s Form 8-K dated October 22, 2004)

Exhibit 99.4:	Amended and Restated Employment Agreement between the Company and Mariano Costamagna (incorporated by reference to the Company’s Form 8-K dated December 22, 2004)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2005

/s/ Mariano Costamagna	/s/ Bruna Giachino
Mariano Costamagna	Bruna Giachino

/s/ Pier Antonio Costamagna	/s/ Carla Borgogno
Pier Antonio Costamagna	Carla Borgogno